SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From July 1st to 31st, 2019 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				35,143,976
ADR		Common				1,480,680

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Corretora Santander	Sell	03	25,000	R$ 18.55	R$ 463,750.00
Shares	Common	Corretora Santander	Sell	03	80,923	R$ 18.56	R$ 1,501,930.88
Shares	Common	Corretora Santander	Sell	03	19,100	R$ 18.59	R$ 355,069.00
Shares	Common	Corretora Santander	Sell	03	50,000	R$ 18.60	R$ 930,000.00
Shares	Common	Corretora Santander	Sell	03	17,700	R$ 18.61	R$ 329,397.00
Shares	Common	Corretora Santander	Sell	03	23,000	R$ 18.62	R$ 428,260.00
Shares	Common	Corretora Santander	Sell	03	24,900	R$ 18.63	R$ 463,887.00
Shares	Common	Corretora Santander	Sell	03	137,300	R$ 18.64	R$ 2,559,272.00
Shares	Common	Corretora Santander	Sell	03	124,400	R$ 18.65	R$ 2,320,060.00
Shares	Common	Corretora Santander	Sell	03	107,100	R$ 18.66	R$ 1,998,486.00
Shares	Common	Corretora Santander	Sell	03	228,900	R$ 18.67	R$ 4,273,563.00
Shares	Common	Corretora Santander	Sell	03	155,600	R$ 18.68	R$ 2,906,608.00
Shares	Common	Corretora Santander	Sell	03	49,000	R$ 18.69	R$ 915,810.00
Shares	Common	Corretora Santander	Sell	03	7,100	R$ 18.70	R$ 132,770.00
Shares	Common	Corretora Santander	Sell	03	25,000	R$ 18.73	R$ 468,250.00
			Total Sell		1,075,023		R$ 20,047,112.88

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				34,068,953
ADR		Common				1,480,680

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From July 1st to 31st , 2019 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					7,610,137
ADR		Common					462,535

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Corretora Ágora	Sell	25	104,375	R$ 19.35	R$ 2,019,656.25
Shares	Common	Corretora Ágora	Sell	25	58,700	R$ 19.36	R$ 1,136,432.00
Shares	Common	Corretora Ágora	Sell	25	17,400	R$ 19.37	R$ 337,038.00
Shares	Common	Corretora Ágora	Sell	25	23,800	R$ 19.38	R$ 461,244.00
Shares	Common	Corretora Itaú	Sell	30	64	R$ 20.45	R$ 1,308.80
Shares	Common	Corretora Itaú	Sell	30	1	R$ 20.46	R$ 20.46
Shares	Common	Corretora Itaú	Sell	30	196,100	R$ 20.47	R$ 4,014,167.00
			Total Sell		400,440		R$ 7,969,866.51

ADR	Common	JP Morgan	Sell	26	159,750	R$ 19,512678184	R$ 3,117,150.34
			Total Sell		159,750		R$ 3,117,150.34

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					7,209,697
ADR		Common					302,785

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From July 1st to 31st, 2019 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				7,225

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				7,225

(1)   When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer